Exhibit 21.1 List of Subsidiaries

Note 1:

Quaterra Alaska, Inc. is 100% owned by Lion Copper and Gold Corp. On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley Property to Falcon Butte Minerals Corp ("Falcon Butte"), a private British Columbia company established to acquire mineral resource properties.

Note 2:

On December 13, 2022, Quaterra Alaska Inc., assigned and transferred 100% of its outstanding interest in Blue Copper LLC, which holds the Groundhog property, the Butte Valley Royalty, and an interest in the Nieves project, to Blue Copper Resources Corp. As consideration, on the date of transfer of assets to Blue Copper Resources Corp, Quaterra Alaska was issued 57,513,764 common shares of Blue Copper Resources Corp which represented 79.3% of all issued and outstanding shares at December 13, 2022 and December 31, 2022. Blue Copper Resources Corp was renamed to Falcon Copper Corp on October 6, 2023.

Note 3:

On October 4, 2021, Blue Copper LLC was incorporated in the state of Montana, USA. Blue Copper LLC acquired and staked a district scale exploration and resource discovery opportunity (the "Blue Copper Prospect", or "Blue Copper Project"), comprising more than 7,430 acres in Powell County and Lewis & Clark County in Montana, USA.

Note 4:

On March 30, 2022, Six Mile Mining Company, a 100% wholly owned subsidiary of the Company, was dissolved and its assets were transferred to Quaterra Alaska Inc. which is a 100% wholly owned subsidiary of the Company.